FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, February 28, 2014

Ger. Gen. N° 27/2014

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Superintendence of Securities and Insurance

Av. Libertador Bernando O’Higgins 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, subsection 2, of the Securities Market Law 18,045, and the provisions of General Rule No. 346 of the Superintendence, duly authorized, and on behalf of Enersis S.A. (the “Company”), I hereby inform you of a Significant Event:

At its meeting held today, the Board of Directors of Enersis S.A.,by those in attendance, unanimously agreed to propose a final dividend distribution of 50% of the Company’s 2013 net income, to the Ordinary Shareholders Meeting of Enersis S.A., to be held on April 23, 2014. This represents a distribution of Ch$ 6.70683 per share, of which Ch$ 1.42964 per share paid in January 2014 as an interim dividend will be deducted. As a consequence of this, the amount to be distributed as definitive dividend to the shareholders of the company would be Ch$ 5.27719 per share.

This would represent a total distribution of Ch$ 329,257 million attributable to the net income as of December 31, 2013.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.:      Bolsa de Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clasificadora de Riesgo

            Banco Santander Santiago – Bond Holders Representative

            Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 04, 2014